

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 16, 2016

Roger Gasper
Chief Financial Officer
J.G. Wentworth Co
201 King of Prussia Road, Suite 501
Radnor, Pennsylvania 19087

     Re: **J.G. Wentworth Co**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 10, 2016
            Form 8-K Filed August 9, 2016
            Form 10-Q for Fiscal Quarter Ended June 30, 2016
            Filed August 9, 2016
            File No. 001-36170

Dear Mr. Gasper:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Structured Settlements and Annuity Purchase Financial Results, page 50

1. We note that a significant amount of revenue is attributed to "total realized and unrealized gains on unsecuritized finance receivables" in the table on page 50. Please tell us and in future filings revise to:

    • discuss the transactions and activities that are generating these revenues;

- discuss if this line item is capturing the day one gains from your receivable purchases and if so, quantify the amount of day one gains versus the gains/losses from changing fair value inputs subsequent to day one;
- quantify the amount of unsecuritized finance receivables at each period end presented;
- provide a discussion about the timing and accounting for these receivables until they are securitized.

2. Please tell us the balance sheet line item unsecuritized finance receivables are presented in. If they are included in VIE finance receivables, at fair value, please clarify for us if they are held in a VIE prior to securitization and if they are not, please revise future filings to present them in a different line item or tell us why you believe the current presentation is appropriate.

Financial Statements

Note 6. Fair Value Measurements, page F-22

3. In future filings, please revise to disclose the information required by ASC 820-10-50-2.f for recurring and non-recurring fair value measurements categorized within Level 3 of the fair value hierarchy or tell us where that information is disclosed.

Note 22. Income Taxes, page F-53

4. Please tell us in detail and revise future filings to discuss how you determined that you were more likely than not to realize the deferred tax assets related to your net operating loss carryforwards. Specifically discuss the facts and circumstances including the nature of the positive and negative evidence you considered and how that evidence was weighted in your determination. Please refer to ASC 740-10-30-16 for guidance.

Form 8-K Filed August 9, 2016 – Exhibit 99.1

5. We note your non-GAAP reconciliations on Schedules D through K present full income statements. Please revise future earnings releases to no longer present a full non-GAAP income statement when reconciling your non-GAAP financial metrics to your GAAP results. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

6. We note your non-GAAP reconciliations on Schedules L and M related to adjusted cash flow. Please revise your reconciliations in future earnings releases to start the reconciliation with the most directly comparable GAAP measure which would appear to be cash flows from operations and reconcile to your non-GAAP measure.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Net Loss to Adjusted Net (Loss) Income and Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization, Non-GAAP Financial Measures, page 50

7. Please tell us and revise future filings, including earnings releases, to discuss why management believes the presentation of these non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

8. Please tell us how you considered whether adjusted net income and adjusted EBITDA, which exclude the consolidation of your VIEs, use individually tailored recognition and measurement methods which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Recently Issued Accounting Pronouncements Not Yet Adopted, page 60

9. It appears that ASU No. 2014-13 is effective for you starting January 1, 2016. Please tell us in detail and revise future filings to explain the impact of this guidance on your fair value measurements.

10. Please tell us in detail and revise future filings to more clearly discuss the differences in valuation techniques and inputs used to develop your fair value measurements for finance receivables not securitized and those that are securitized. Also, please discuss the following:

    • how you incorporated information from the direct asset sales in late 2015 and 2016 in your fair value measurements; and
    • the principal or most advantageous market for your fair value measurements and if it has changed in 2016.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services